UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2026

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar Street

Ra’anana 4366504, Israel

+972-58-7531153

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On August 26, 2026, NeuroSense Therapeutics Ltd. (the “Company”) held a Special Meeting of Shareholders at which the shareholders approved authorizing the Company’s Board of Directors, in its discretion, to effect one or more reverse share splits of the Company’s ordinary shares at an aggregate ratio ranging from 1-for-4 to 1-for-40, with the exact ratio and effective date, if any, to be determined by the Board within 12 months of the meeting. The shareholders also approved that no amendment to the Company’s Articles of Association be required in connection with any such reverse share split.

This Report on Form 6-K is hereby incorporated by reference into registrant’s Registration Statements on Form S-8 (File No. 333-262480 and 333-289658) and Form F-3 (File No. 333-269306,  333-283656, 333-284051, 333-291122 and 333-293060), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: August 27, 2026	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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